Exhibit 99.1

media release

SMART Technologies Announces Share Consolidation

CALGARY, Alberta --- May 6, 2016 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, announces that, further to its press release dated April 28, 2016, the Company has filed Articles of Amendment effecting the consolidation of its common shares ("Common Shares") on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the "Consolidation").

The Consolidation was approved by the holders of Common Shares ("Shareholders") by special resolution at the Company's special meeting of the Shareholders on April 28, 2016. SMART's board of directors subsequently approved the filing of the Articles of Amendment to effect the Consolidation. The Company filed the Articles of Amendment today, and it is expected that the Common Shares will commence trading on the Toronto Stock Exchange ("TSX") and the NASDAQ Stock Market ("NASDAQ") on a post-Consolidation basis on or around May 12, 2016, subject to final approval of the TSX and NASDAQ. As a result of the Consolidation, SMART has approximately 12.2 million Common Shares outstanding.

No fractional Common Shares will be issued in connection with the Consolidation, and in the event a holder of pre-Consolidation Common Shares would otherwise be entitled to receive a fraction of a post- Consolidation Common Share, the number of post-Consolidation Common Shares to which such holder is entitled will instead be rounded to the nearest whole number of post-Consolidation Common Shares.

Letters of transmittal with respect to the Consolidation have been mailed to all registered Shareholders. All registered Shareholders who submit a duly completed letter of transmittal along with their respective share certificate(s) representing pre-Consolidation Common Shares to the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), will receive share certificates representing their post-Consolidation Common Shares. Until so surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. Shareholders holding their Common Shares through a bank, broker or other nominee should note that banks, brokers or other nominees may have different procedures for processing the Consolidation than those put in place by the Company and Computershare. Such Shareholders will not be required to complete a letter of transmittal.

Further details regarding the Consolidation are contained in the Company's management information circular dated March 16, 2016 which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

SMT – F

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Reader’s advisory

Certain information contained in this press release may constitute forward-looking information including, without limitation, the expected timing of trading the Common Shares on a post-Consolidation basis on the TSX and the NASDAQ. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Jody Kehler	Jeff Lowe
Investor Relations Manager	Vice President, Corporate Marketing
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5486	+ 1.403.407.5330
JodyKehler@smarttech.com	JeffLowe@smarttech.com

©2016 SMART Technologies Inc. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.